SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33404; File No. 812-15011

Wells Fargo Securities, LLC, *et al*.

March 20, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

SUMMARY OF APPLICATION: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to an injunction entered against Wells Fargo Securities, LLC ("WFS") on March 20, 2019 by the U.S. District Court for the District of Rhode Island ("District Court"), in connection with a consent order between WFS and the Commission, until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: WFS; Wells Fargo Bank, N.A. ("WFBNA"), Galliard Capital Management, Inc. ("Galliard"), Global Alternative Investment Services, Inc. ("GAISI"), Wells Capital Management Incorporated ("WCM"), Wells Fargo Asset Management (International) Limited ("WFAM International Limited"), Wells Fargo Asset Management (International), LLC ("WFAM International LLC"), Wells Fargo Funds Distributor, LLC ("WFFD"), Wells Fargo Funds Management, LLC ("WFFM"), and Wells Fargo Investment Institute, Inc. ("WFII") (each a "Fund Servicing Applicant," and together with WFS, the "Applicants").

Filing Date: The application was filed on March 20, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 15, 2019 and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: WFS: 550 South Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202; WFBNA: 101 North Phillips Avenue, Sioux Falls, SD 57104; Galliard: 800 LaSalle Avenue, Suite 1100, Minneapolis, MN 55402; GAISI and WFII: 401 South Tryon Street, TH 3, 5th Floor, Charlotte, NC 28202; WCM: 525 Market Street, 10th Floor, San Francisco, CA 94105; WFAM International Limited and WFAM International LLC: 33 King William Street, London, England, EC4R 9AT; WFFD and WFFM: 525 Market Street, 12th Floor, San Francisco, California 94105.

FOR FURTHER INFORMATION CONTACT: Jessica Shin, Attorney-Adviser or Trace W. Rakestraw, Branch Chief at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   WFS is an indirect wholly-owned subsidiary of Wells Fargo & Company ("WFC"), a registered financial holding company and bank holding company. WFS is a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act") as well as a municipal securities broker and a municipal securities dealer subject to the rules of the Municipal Securities Rulemaking Board ("MSRB").

2.   WFBNA is a national banking association that is a direct and indirect, wholly-owned subsidiary of WFC. A separately identifiable department within WFBNA, Wells Capital Management Singapore, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Wells Capital Management Singapore is an investment adviser to certain Funds listed in Annex B of the Application.

3.   Galliard, WCM, WFAM International Limited, WFAM International LLC, WFFM, and WFII are indirect wholly-owned subsidiaries of WFC and each is an investment adviser registered under the Advisers Act. The Funds to which Galliard, WCM, WFAM, WFFM, and WFII provide investment advisory services are listed in Annexes A and B of the Application.

4.   GAISI and WFFD are indirect wholly-owned subsidiaries of WFC and are broker-dealers registered under the Exchange Act. The Funds to which each serves as principal underwriter are listed in Annex A and Annex C, respectively, of the Application.

5.   Other than the Fund Servicing Applicants, no existing company of which WFS is an affiliated person within the meaning of section 2(a)(3) of the Act currently serves as an

investment adviser (as defined in section 2(a)(20) of the Act) or depositor of any registered investment company, employees' securities company or investment company that has elected to be treated as a business development company under the Act, or as principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end registered investment company, registered unit investment trust ("UIT") or registered face amount certificate company ("FACC") (such activities, the "Fund Servicing Activities"). Applicants request that any relief granted by the Commission pursuant to the application also apply to any existing company of which WFS is an affiliated person within the meaning of section 2(a)(3) of the Act and to any other company of which WFS may become an affiliated person in the future (together with the Fund Servicing Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.[1]

6.   On March 7, 2016, the Commission filed a complaint ("Original Complaint") and on October 28, 2016 an amended complaint ("Amended Complaint," and together with the Original Complaint, the "Complaint") against WFS in the District Court alleging violations of sections 17(a)(2) of the Securities Act of 1933 ("Securities Act"), section 15B(c)(1) of the Exchange Act, and MSRB rule G-17 (the "Action").[2]

7.   The Complaint alleged the following: WFS acted as lead placement agent in an offering of municipal bonds ("Offering") by the Rhode Island Economic Development Corporation ("RIEDC") in 2010. The proceeds of the Offering went to 38 Studios, LLC ("38

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[1] The Fund Servicing Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

[2] The Complaint also alleged that an officer and employee of WFS who worked on the Offering ("Individual Defendant") aided and abetted the violations by WFS. The Complaint also alleged that WFS violated section 17(a)(3) of the Securities Act and MSRB rule G-32, but the Commission subsequently agreed to dismissed those claims.

Studios"), an early-stage, pre-revenue videogame development company. As lead placement agent in the Offering, WFS knew or should have known about, and should have disclosed, in the private placement memorandum for the Offering (the "Offering Document") (i) 38 Studios' need for financing in addition to that provided by the Offering and (ii) the total compensation received by WFS in connection with the Offering and any related conflict of interest. WFS failed to include disclosure regarding these matters in the Offering Document ("Conduct"). As a result, the Offering Document was materially misleading, and WFS violated sections 17(a)(2) of the Securities Act, section 15B(c)(1) of the Exchange Act and MSRB rule G-17. Although 38 Studios attempted to obtain the additional financing needed following the Offering, it was unable to do so and defaulted on its loan payments to the RIEDC in 2012.

8.   WFS and the Commission reached an agreement to settle the Action and WFS has executed a "Consent of Defendant Wells Fargo Securities, LLC" ("Consent"). Pursuant to the Consent, WFS consented to the entry of a judgment by the District Court in the Action against WFS ("Final Judgment"), without admitting or denying the allegations in the Complaint.

9.   On March 20, 2019, the District Court entered the Final Judgment permanently enjoining WFS from violating section 17(a)(2) of the Securities Act, section 15B(c)(1) of the Exchange Act and MSRB rule G-17 (the "Injunction"). The Final Judgment also requires WFS to pay a civil monetary penalty in the amount of $812,500.[3]

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company, UIT, or

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[3] *Id.*

FACC, if such person ". . . by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, bank, transfer agent, credit rating agency or entity or person required to be registered under the Commodity Exchange Act, or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security." Section 9(a)(3) of the Act makes the prohibitions of section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Injunction would result in a disqualification of WFS from acting in the capacities specified in section 9(a)(2) because WFS would be permanently enjoined by the District Court from engaging in or continuing certain conduct and/or practices in connection with the offer or sale of any security. The Injunction would also result in the disqualification of the Fund Servicing Applicants under section 9(a)(3) because each of the Fund Servicing Applicants may be considered to be an affiliated person within the meaning of section 2(a)(3) of the Act. Other Covered Persons similarly would be disqualified pursuant to section 9(a)(3) were they to act in any of the capacities listed in section 9(a).

2.   Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that

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person establishes that: (1) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. Applicants and other Covered Persons may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that: (i) the scope of the misconduct was limited and did not involve any of the Fund Servicing Applicants performing Fund Servicing Activities, or any Fund with respect to which the Fund Servicing Applicants engaged in Fund Servicing Activities or their respective assets; (ii) application of the statutory bar would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new underwriters, advisers and/or sub-advisers, as the case may be; (iii) the prohibitions of section 9(a), if applied to the Fund Servicing Applicants and other Covered Persons, would be unduly or disproportionately severe; and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the Conduct giving rise to the Injunction did not involve any Fund, any Fund Servicing Applicant, or any Fund Servicing Activities.[4] The Conduct relates solely to alleged material omissions in the offering document used in connection with one private

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[4] To the Applicants' knowledge and based on certain Fund Servicing Applicants' review of the Funds' contemporaneous portfolio holdings, the Funds did not purchase any securities in the Offering.

placement of municipal bonds.[5] Accordingly, Applicants assert that it would be unduly and disproportionately severe to allow section 9(a) to disqualify Covered Persons from providing Fund Servicing Activities.

5. Applicants maintain that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds. Applicants also assert that the prohibitions of section 9(a) could operate to the financial detriment of the Funds and their shareholders, which would be an unduly and disproportionately severe consequence given that no Fund Servicing Applicants were involved in the Conduct and that the Conduct did not involve the Funds or Fund Servicing Activities. Applicants further assert that the inability of the Fund Servicing Applicants to continue providing investment advisory and underwriting services to Funds would result in the Funds and their shareholders facing other potential hardships, as described in the application.

6. Applicants assert that if the Fund Servicing Applicants were barred under section 9(a) from providing investment advisory and underwriting services to the Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. Applicants represent that the Fund Servicing Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising Funds and in support of their principal underwriting business. Prohibiting them from providing Fund

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[5] The Individual Defendant is an officer and an employee of WFBNA, which is a Fund Servicing Applicant. Applicants, however, have represented that the Individual Defendant has never had, and does not currently have, any material involvement in WFBNA's Fund Servicing Activities, including at WFBNA's separately identifiable department registered as an investment adviser.

Servicing Activities would materially adversely affect each Fund Servicing Applicant's business. In the case of WFFM, the effects would be particularly significant given that, as of September 30, 2018, the Funds represented almost all of the assets with respect to which it provides investment advisory services. Similarly, in the case of WFFD, barring it from continuing to provide principal underwriting services to the Funds would cause it to lose a substantial part of its business.

7. Applicants represent that: (1) with the exception of the Individual Defendant,[6] none of the Fund Servicing Applicants' current or former directors, officers or employees had any involvement in the Conduct[7] (2) the personnel who were involved in the Conduct (or who may be subsequently identified by the Applicants as having been involved in the Conduct) have never had, do not currently have and will not have any involvement in providing Fund Servicing Activities at a Covered Person[8]; and (3) because the Conduct did not involve the performance of Fund Serving Activities and the personnel of the Fund Servicing Applicants involved in Fund Servicing Activities did not have any involvement in the Conduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Fund Servicing Applicants were not affected in any way.

8. Applicants represent that the Municipal Products Group at WFS ("MPG") has implemented a robust and comprehensive compliance program designed to ensure compliance

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[6] *See supra* note 5.

[7] To make this representation, WFS conducted due diligence through its human resources department and confirmed from interviews with the Individual Defendant's supervisor that he has never been involved in Fund Servicing Activities.

[8] WFS has included a notation in the employment file of the Individual Defendant that he cannot transition into a role that would involve him in providing Fund Servicing Activities at any Covered Person. Further, each Fund Servicing Applicant has confirmed that its compliance policies and procedures include provisions that are designed to ensure that they do not become disqualified pursuant to Section 9(a) of the Act and to ensure compliance with the terms and conditions of the Orders.

with the rules and regulations relevant to WFS's activities as an underwriter and placement agent

of municipal securities.   As further detailed in the Application, since the time of the Offering,

MPG Compliance and MPG Legal have retained outside counsel to assist with the development

and periodic updating of a transactional due diligence training module for negotiated municipal

securities underwriting transactions. All investment banking and underwriting syndicate

personnel within the MPG must complete the module annually. The module educates them on

the due diligence process. Furthermore, in late 2010, after the Conduct occurred and the

Offering was nearly completed, MPG Compliance implemented a number of enhancements to

MPG's compliance policies and procedures, including the creation and implementation of a

"Negotiated Transaction Diligence Form".   The Negotiated Transaction Diligence Form was

designed to and does provide MPG personnel with a clear list of steps to take to meet MPG's

regulatory obligations as an underwriter and placement agent of municipal securities. The

Negotiated Transaction Diligence Form requires, among other things, the person completing it to

identify actual and potential material conflicts of interest between WFS, as a municipal securities

underwriter, and its issuer-clients. In October 2010, the Negotiated Transaction Diligence Form

was introduced to MPG's Public Finance Investment Banking Group ("MPG Banking Group"),

which was involved with the Offering, for use with new transactions (*i.e.*, transactions

commenced after that date). The Form was not completed for the Offering because, by October

2010, the Offering was nearly completed. It was not a new transaction. WFS believes that, if the

Negotiated Transaction Diligence Form had been implemented prior to the Offering, certain

Conduct would have been avoided because the total compensation paid to WFS in connection

with the Offering would likely have been identified on the Form as a potential conflict of interest

between WFS and the RIEDC and considered for disclosure in the Offering Document. As a result of the foregoing, and additional remedial measures detailed in the Application, Applicants submit that granting the exemption as requested in the application is consistent with the public interest and the protection of investors.

9. To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Fund Servicing Applicants agree that they will, as soon as reasonably practicable, distribute to the boards of directors of the Funds ("Boards") written materials describing the circumstances that led to the Injunction, any impact on the Funds, and the Application. The written materials will include an offer to discuss the materials at an in-person meeting with the Boards, including the directors who are not "interested persons" of the Funds as defined in section 2(a)(19) of the Act and any "independent legal counsel" as defined in rule 0-1(a)(6) under the Act. Fund Servicing Applicants undertake to provide the Boards with all information concerning the Injunction and the Application that is necessary for the Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them with a copy of the Final Judgment as entered by the District Court.

10. Certain Fund Servicing Applicants, as well as certain of their affiliates, have previously applied for exemptive orders under section 9(c) of the Act, as described in greater detail in the Application. Applicants, however, note that none of the previous section 9(c) orders granted to Fund Servicing Applicants related to matters pertaining to Fund Servicing Activities. Further, Applicants state that the facts and circumstances underlying the previously obtained section 9(c) orders do not form a pattern of allegedly violative conduct, including in any particular area, by WFS or any of the other Applicants.

<u>Applicants' Conditions</u>:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1. Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2. Each Applicant and each other Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3. WFS will comply with the material terms and conditions of the Final Judgment.

4. The Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management, with a copy to the Chief Counsel of the Commission's Division of Enforcement, of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective as of the date of the Injunction, solely with respect to the Injunction, subject to the representations and conditions in the application, until the Commission takes final action on their application for a permanent order.

By the Commission.

Eduardo A. Aleman
Deputy Secretary